Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Registered Address:

Brookfield Renewable Partners L.P.

73 Front Street, 5th Floor,

Hamilton, HM 12, Bermuda

Principal Office in Canada:

Brookfield Renewable Partners L.P.

181 Bay Street, Suite 330

Toronto, ON M5J 2T3

1.2	Executive Officer

Wyatt Hartley

Chief Financial Officer of our service provider, BRP Energy Group L.P.

Telephone: 416.369.3366

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On July 31, 2020, Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Corporation (“BEPC”) acquired all of the outstanding shares of Class A common stock (“TERP Shares”) of TerraForm Power, Inc. (“TerraForm Power”), other than the approximately 62% of TERP Shares owned by BEP and its affiliates (the “TERP Acquisition”). TerraForm Power owns and operates a best-in-class renewable power portfolio of solar and wind assets located primarily in the U.S. and E.U., totaling more than 4,200 MW of installed capacity, and prior to the completion of the TERP Acquisition was listed on the Nasdaq Stock Market.

Following completion of the TERP Acquisition, TerraForm Power is owned as to 47% by Brookfield Asset Management Inc. (“Brookfield”) and as to 53% by BEP (including through its ownership of BEPC), and BEP has an indirect 67% economic interest. Concurrent with closing of the TERP Acquisition (i) an indirect subsidiary of Brookfield entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares owned by Brookfield, and (ii) BEP and Brookfield Renewable Energy L.P. entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares controlled by BEP (collectively, the “TERP Voting Agreements”). As a result, BEPC (and therefore BEP) controls TerraForm Power and intends to consolidate it from an accounting point of view.

Prior to the completion of the TERP Acquisition, on July 30, 2020, BEP completed its previously announced special distribution (the “Special Distribution”) of class A exchangeable subordinate voting shares of BEPC (“BEPC Class A Shares”). Each holder of non-voting limited partnership units of BEP (“BEP Units”) of record as of July 27, 2020 received one (1) BEPC Class A Share for every four (4) BEP Units held. The BEPC Class A Shares commenced trading on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BEPC” on July 30, 2020.

2.2 Acquisition Date

July 31, 2020

2.3	Consideration

Each TERP Share (other than TERP Shares owned by BEP and its affiliates) was acquired for either 0.47625 of a BEPC Class A Share or 0.47625 of a BEP Unit, at the election of holders of TERP Shares. Upon closing of the TERP Acquisition, BEP acquired an aggregate of 8,471,328 TERP Shares in exchange for the issuance by BEP of 4,034,469 BEP Units to such holders of TERP Shares and BEPC acquired an aggregate of 77,764,286 TERP Shares in exchange for the issuance by BEPC of an aggregate of 37,035,241 BEPC Class A Shares to such holders of TERP Shares. In addition, each outstanding restricted stock award issued under TerraForm Power’s 2018 Amended and Restated Long-Term Incentive Plan was converted into an award of the same type with respect to a number of BEPC Class A Shares determined by multiplying the number of TERP Shares subject to each outstanding TerraForm Power restricted stock unit award by 0.47625.

2.4	Effect on Financial Position

The estimated effect of the TERP Acquisition to BEP is outlined in the unaudited pro forma financial statements of BEP incorporated by reference into this Report. The unaudited pro forma financial statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The unaudited pro forma financial statements provide a detailed discussion of how such adjustments were derived and presented.

BEP currently has no plans or proposals for material changes in the business affairs of TerraForm Power which may have a significant effect on the financial performance or financial position of BEP.

2.5	Prior Valuations

Neither BEP nor, to its knowledge, TerraForm Power, within the 12 months preceding the date hereof, obtained a valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by BEP and BEPC to complete the TERP Acquisition.

2.6	Parties to Transaction

Each of BEP and BEPC acquired TERP Shares pursuant to the TERP Acquisition. BEP is an informed person, associate and affiliate of BEPC since BEPC is a subsidiary of BEP.

2.7	Date of Report

August 6, 2020

Item 3 Financial Statements and Other Information

The following financial statements are included in and form part of this Report:

(a)

the consolidated balance sheet of TerraForm Power as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows of TerraForm Power for the three year period ended December 31, 2019, and the related notes, together with the audit reports of Ernst & Young LLP and KPMG LLP thereon and the audit report of Deloitte S.L. in respect of TERP Spanish HoldCo, S.L., all as included in BEP’s annual report on Form 20-F dated February 28, 2020 for the fiscal year ended December 31, 2019, as amended by Amendment No. 1 thereto dated March 18, 2020 and filed under BEP’s profile on SEDAR at www.sedar.com on March 18, 2020, which financial statements are incorporated by reference herein;

(b)

the unaudited interim consolidated financial statements of TerraForm Power as at March 31, 2020 and December 31, 2019 and for the three months ended March 31 2020 and 2019 and related notes, as filed under BEP’s profile on SEDAR at www.sedar.com on June 12, 2020, which financial statements are incorporated by reference herein; and

(c)

the unaudited pro forma condensed combined statement of financial position of BEP as at March 31, 2020 and the unaudited pro forma condensed combined statement of operations of BEP for the three months ended March 31, 2020 and year ended December 31, 2019 attached as Schedule A to this Report, which pro forma financial statements were prepared to illustrate the effects of the Special Distribution, the execution of the TERP Voting Agreements, and the TERP Acquisition.

BEP is relying on such statements pursuant to the exemption in section 8.4(4) of National Instrument 51-102 – Continuous Disclosure Obligations, which allows reliance on earlier financial statements when certain conditions have been met.

Ernst & Young LLP, KPMG LLP and Deloitte S.L. have not provided consent to the inclusion in this Report of their respective audit reports referred to Item 3(a) above.

Schedule A

BROOKFIELD RENEWABLE PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of Brookfield Renewable Partners L.P. (“BEP”) have been prepared to illustrate the effects of the following transactions (collectively, the “BEP Transactions”):

•

as a result of the special distribution (the “special distribution”) by BEP to holders of its non-voting limited partnership units (“BEP units”) of approximately 44.7 million class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”), the delivery of one (1) BEPC exchangeable share for every four (4) BEP Units and redeemable/exchangeable partnership units of Brookfield Renewable Energy Partners L.P. (“BRELP”) and to the holders of general partnership interests in BEP and BRELP;

•

the execution of voting agreements whereby certain indirect subsidiaries of Brookfield Asset Management Inc. (“BAM”) will transfer the power to vote their respective shares held in TerraForm Power, Inc. (“TERP”) to BEPC, which we refer to as the “Common Control Acquisition”; and

•

BEP and BEPC’s acquisition of all of the shares of Class A common stock, par value $0.01, of TERP (“TERP shares”) not already owned by BEP and its affiliates (the “public TERP shares”), in exchange for 4,034,469 BEP units and 37,035,241 BEPC exchangeable shares to such holders of public TERP shares (the “TERP acquisition”).

On March 16, 2020, BEP entered into an Agreement and Plan of Reorganization with BEPC, 2252876 Alberta ULC, TERP and TerraForm Power NY Holdings, Inc. to acquire all of the public TERP shares.

Each holder of public TERP shares was entitled to receive for each public TERP share held by such holder as consideration 0.47625 BEPC exchangeable shares or, at the election of such holder, 0.47625 of a BEP unit, plus any cash paid in lieu of fractional BEP units or BEPC exchangeable shares, as applicable.

Following completion of the TERP acquisition, TERP is owned as to 47% by BAM and as to 53% by BEP (including through BEP’s ownership in BEPC), and BEP has an indirect 67% economic interest. Concurrent with the closing of the TERP acquisition, (i) an indirect subsidiary of BAM entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP shares owned by BAM, and (ii) BEP and BRELP entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP shares controlled by BEP. As a result, BEPC (and therefore BEP) controls TERP and consolidate it from an accounting point of view.

The Common Control Acquisition is accounted for as a transaction between entities under common control as a result of BAM being the controlling shareholder of each of BEP and TERP. In the Common Control Acquisition, the net assets of BEP are combined with those of TERP at their historical carrying amounts in BAM’s consolidated financial statements and the companies are presented on a combined basis for historical periods that they were under common control. The Unaudited Pro Forma Financial Statements reflect this presentation for the years presented.

These Unaudited Pro Forma Financial Statements are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the BEP Transactions had been consummated on the dates indicated, nor are they necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity. Additionally, these Unaudited Pro Forma Financial Statements do not give effect to revenue synergies, operating efficiencies or cost savings that may be achieved with respect of the BEP Transactions. Actual results may differ materially from the assumptions within the accompanying Unaudited Pro Forma Financial Statements. During 2020, financial markets have been negatively impacted by the novel Coronavirus or COVID-19, which has resulted in economic uncertainty. BEP is not able to predict or forecast the extent or duration of the economic uncertainty, and consequently, it is difficult to reliably measure the potential impact of this uncertainty on future financial results.

The information in the Unaudited Pro Forma Condensed Combined Statement of Operating Results for the three months ended March 31, 2020, and for the year ended December 31, 2019 gives effect to the BEP Transactions as if they had occurred on January 1, 2019. The information in the Unaudited Pro Forma Condensed Combined Statement of Financial Position as at March 31, 2020 gives effect to the BEP Transactions as if they had been consummated on March 31, 2020. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and has been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For the purposes of the Unaudited Pro Forma Financial Statements, the consolidated financial statements of TERP for the relevant periods presented have been reconciled to IFRS and BEP’s accounting policies for material accounting policy differences based on available information.

The historical financial information has been adjusted in the Unaudited Pro Forma Financial Statements to give effect to pro forma adjustments that are (1) directly attributable to the BEP Transactions, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Condensed Combined Statement of Operating Results, expected to have a continuing impact on the combined results of BEP. The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements.

These Unaudited Pro Forma Financial Statements and the notes thereto should be read together with BEP’s audited consolidated financial statements and notes thereto contained in BEP’s annual report on Form 20-F dated February 28, 2020 for the fiscal year ended December 31, 2019, as amended by Amendment No. 1 thereto dated March 18, 2020, BEP’s unaudited interim consolidated financial statements and notes thereto contained in BEP’s interim report for the quarter ended March 31, 2020, TERP’s audited consolidated financial statements and the notes thereto as of December 31, 2019 and December 31, 2018 and for each of the years in the three years ended December 31, 2019, and TERP’s unaudited consolidated financial statements and the notes thereto as of March 31, 2020 and December 31, 2019 and for the three month periods ended March 31, 2020 and 2019.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

(MILLIONS) As at March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
Assets		(3)	(6)				(2)		(5)	(4)
Current assets
Cash and cash equivalents	$294	$—	$—	$294	$249	$—	$—	$249	$—	$—	$543
Restricted cash	219	—	—	219	43	—	—	43	—	—	262
Accounts receivable, net	—	—	—	—	191	(191)	—	—	—	—	—
Trade receivables and other current assets	645	—	—	645	—	277	—	277	—	—	922
Financial instrument assets	126	—	—	126	—	23	—	23	—	—	149
Due from related parties	90	—	—	90	2	—	—	2	—	—	92
Prepaid expenses	—	—	—	—	17	(17)	—	—	—	—	—
Derivative assets, current	—	—	—	—	23	(23)	—	—	—	—	—
Deposit on acquisitions	—	—	—	—	13	(13)	—	—	—	—	—
Other current assets	—	—	—	—	56	(56)	—	—	—	—	—
Assets held for sale	190	—	—	190	—	—	—	—	—	—	190

	1,564	—	—	1,564	594	—	—	594	—	—	2,158
Financial instrument assets	188	—	—	188	—	50	—	50	—	—	238
Equity-accounted investments	1,791	—	—	1,791	—	12	—	12	(928)	—	875
Property, plant and equipment, at fair value	27,873	—	—	27,873	—	7,760	3,052	10,812	—	—	38,685
Renewable energy facilities, net	—	—	—	—	7,760	(7,760)	—	—	—	—	—
Intangible assets, net	—	—	—	—	1,921	(234)	(1,687)	—	—	—	—
Goodwill	662	—	—	662	168	—	—	168	—	—	830
Restricted cash	—	—	—	—	98	(98)	—	—	—	—	—
Derivative assets	—	—	—	—	50	(50)	—	—	—	—	—
Deferred income tax assets	123	—	1	124	—	—	1	1	46	—	171
Other long-term assets	462	—	—	462	44	320	(14)	350	—	—	812

Total assets	$32,663	$—	$1	$32,664	$10,635	$—	$1,352	$11,987	$(882)	$—	$43,769

Unaudited Pro Forma Condensed Combined Statement of Financial Position (Continued)

(MILLIONS) As at March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
Liabilities		(3)	(6)				(2)		(5)	(4)
Current liabilities
Current portion of long-term debt	$—	$—	$—	$—	$476	$(476)	$—	$—	$—	$—	$—
Accounts payable and accrued liabilities	530	—	6	536	189	—	—	189	—	—	725
Financial instrument liabilities	142	—	—	142	—	63	78	141	—	—	283
Due to related parties	142	—	—	142	13	—	—	13	—	—	155
Derivative liabilities, current	—	—	—	—	63	(63)	—	—	—	—	—
Corporate borrowings	100	—	—	100	—	—	—	—	—	—	100
Non-recourse borrowings	580	—	—	580	—	476	6	482	—	—	1,062
Liabilities directly associated with assets held for sale	95	—	—	95	—	—	—	—	—	—	95

	1,589	—	6	1,595	741	—	84	825	—	—	2,420
Long-term debt	—	—	—	—	6,287	(6,287)	—	—	—	—	—
Operating lease obligations	—	—	—	—	287	(287)	—	—	—	—	—
Asset retirement obligations	—	—	—	—	315	(315)	—	—	—	—	—
Derivative liabilities	—	—	—	—	242	(242)	—	—	—	—	—
Financial instrument liabilities	54	—	—	54	—	250	320	570	—	—	624
Corporate borrowings	1,902	—	—	1,902	—	—	—	—	—	—	1,902
Non-recourse borrowings	7,689	—	—	7,689	—	6,287	43	6,330	—	—	14,019
Deferred income tax liabilities	4,095	—	—	4,095	198	—	85	283	—	—	4,378
Other long-term liabilities	977	—	—	977	103	602	137	842	—	—	1,819
Equity
Redeemable non-controlling interests	—	—	—	—	8	(8)	—	—	—	—	—
Stockholders’ equity:
Class A common stock	—	—	—	—	2	(2)	—	—	—	—	—
Additional paid-in capital	—	—	—	—	2,481	(2,481)	—	—	—	—	—
Accumulated deficit	—	—	—	—	(563)	563	—	—	—	—	—
Accumulated other comprehensive income	—	—	—	—	(17)	17	—	—	—	—	—
Treasury stock	—	—	—	—	(15)	15	—	—	—	—	—
Non-controlling interests	—	—	—	—	566	(566)	—	—	—	—	—

Total stockholders’ equity	—	—	—	—	2,454	(2,454)	—	—	—	—	—
Non-controlling interests:
Participating non-controlling interests—in operating subsidiaries	7,760	—	—	7,760	—	1,907	332	2,239	—	(1,163)	8,836
General partnership interest in a holding subsidiary held by Brookfield	60	(12)	—	48	—	5	3	8	(8)	2	50
Participating non-controlling interests—in a holding subsidiary—Redeemable/Exchangeable units held by Brookfield	2,923	(585)	(2)	2,336	—	228	146	374	(367)	126	2,469
Participating non-controlling interests—in BEPC	—	1,404	(1)	1,403	—	—	—	—	—	784	2,187
Preferred equity	551	—	—	551	—	—	—	—	—	—	551
Preferred limited partners’ equity	1,028	—	—	1,028	—	—	—	—	—	—	1,028
Limited partners’ equity	4,035	(807)	(2)	3,226	—	314	202	516	(507)	251	3,486

Total equity	$16,357	$—	$(5)	$16,352	$2,454	$—	$683	$3,137	$(882)	$—	$18,607

Total liabilities and equity	$32,663	$—	$1	$32,664	$10,635	$—	$1,352	$11,987	$(882)	$—	$43,769

Unaudited Pro Forma Condensed Combined Statement of Operations

(MILLIONS) Three months ended March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (US GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP IFRS	Reversal of equity- accounted investment	TERP acquisition	Transaction pro forma
	(1)	(1)	(2)			(3)	(4)
Revenues	$792	$—	$—	$792	$—	$247	$10	$257	$—	$—	$1,049
Operating revenues. net	—	—	—	—	247	(247)	—	—	—	—	—
Other income	10	—	—	10	—	7	—	7	—	—	17
Direct operating costs	(261)	—	—	(261)	—	(66)	—	(66)	—	—	(327)
Operating costs and expenses:
Cost of operations	—	—	—	—	(58)	58	—	—	—	—	—
Cost of operations—affiliate	—	—	—	—	—	—	—	—	—	—	—
General and administrative expenses	—	—	—	—	(26)	26	—	—	—	—	—
General and administrative expenses—affiliate	—	—	—	—	(10)	10	—	—	—	—	—
Acquisition costs	—	—	—	—	—	—	—	—	—	—	—
Acquisition costs—affiliate	—	—	—	—	(1)	1	—	—	—	—	—
Impairment of renewable energy facilities	—	—	—	—	—	—	—	—	—	—	—
Depreciation, accretion and amortization expense	—	—	—	—	(122)	122	—	—	—	—	—
Management service costs	(31)	—	—	(31)	—	(9)	—	(9)	—	—	(40)
Interest expense—borrowings	(162)	—	—	(162)	—	(77)	—	(77)	—	—	(239)
Share of earnings from equity-accounted investments	(16)	—	—	(16)	—	—	—	—	18	—	2
Foreign exchange and unrealized financial instrument loss	20	—		20	—	(20)	—	(20)	—	—	—
Depreciation	(206)	—		(206)	—	(138)	(11)	(149)	—	—	(355)
Other	(8)	—	—	(8)	—	13	2	15	—	—	7
Other expenses (income):
Interest expense, net	—	—	—	—	(78)	78	—	—	—	—	—
Loss on modification and extinguishment of debt, net	—	—		—	(4)	4	—	—	—	—	—
Gain on foreign currency exchange, net	—	—	—	—	5	(5)	—	—	—	—	—
Gain on sale of renewable energy facilities	—	—	—	—	—	—	—	—	—	—	—
Other income, net	—	—	—	—	4	(4)	—	—	—	—	—
Income tax recovery (expense):
Current	(19)	—	—	(19)	—	—	(1)	(1)	—	—	(20)
Deferred	1	—	—	1	—	(24)	(5)	(29)	(3)	—	(31)
Income tax (expense) benefit	—	—	—	—	(24)	24	—	—	—	—	—

	$(18)	$—	$—	$(18)	$(24)	$—	$(6)	$(30)	$(3)	$—	$(51)

Net income	$120	$—	$—	$120	$(67)	$—	$(5)	$(72)	$15	$—	$63

Unaudited Pro Forma Condensed Combined Statement of Operations

(MILLIONS, EXCEPT PER UNIT DATA) Three months ended March 31, 2020	BEP	Share capital	Transaction fees	Special Distribution	TERP (US GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP IFRS	Reversal of equity- accounted investment	TERP acquisition	Transaction pro forma
Net income attributable to:
Redeemable non-controlling interests	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Non-controlling interests	—	—	—	—	(12)	12	—	—	—	—	—
Class A common stockholders	—	—	—	—	(55)	55	—	—	—	—	—
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	83	—	—	83	—	(51)	8	(43)	—	25	65
General partnership interest in a holding subsidiary held by Brookfield	—	—	—	—	—	—	—	—	—	—	—
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	8	(2)	—	6	—	(7)	(5)	(12)	6	(6)	(6)
Participating non-controlling interests – BEPC	—	4	—	4	—	—	—	—	—	(10)	(6)
Preferred equity	7	—	—	7	—	—	—	—	—	—	7
Preferred limited partners’ equity	12	—	—	12	—	—	—	—	—	—	12
Limited partners’ equity	10	(2)	—	8	—	(9)	(8)	(17)	9	(9)	(9)

Net Income	$120	$—	$—	$120	$(67)	$—	$(5)	$(72)	$15	$—	$63

Earnings per BEP unit
Weighted-average number BEP units outstanding	179.0	179.0	—	179.0	—	179.0	179.0	179.0	179.0	183.0	183.0
Basic and diluted earnings per BEP unit	$0.06	$(0.02)	$—	$0.04	$—	$(0.05)	$(0.04)	$(0.09)	$0.05	$(0.05)	$(0.05)

Unaudited Pro Forma Condensed Combined Statement of Operations

(MILLIONS) Year ended December 31, 2019	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
		(3)	(6)				(2)		(5)	(4)
Revenues	$2,980	$—	$—	$2,980	$—	$941	$50	$991	$—	$—	$3,971
Operating revenues. net	—	—	—	—	941	(941)	—	—	—	—	—
Other income	57	—	—	57	—	48	—	48	—	—	105
Direct operating costs	(1,012)	—	—	(1,012)	—	(252)	—	(252)	—	—	(1,264)
Operating costs and expenses:
Cost of operations	—	—	—	—	(280)	280	—	—	—	—	—
Cost of operations—affiliate	—	—	—	—	—	—	—	—	—	—	—
General and administrative expenses	—	—	—	—	(81)	81	—	—	—	—	—
General and administrative expenses—affiliate	—	—	—	—	(28)	28	—	—	—	—	—
Acquisition costs	—	—	—	—	(4)	4	—	—	—	—	—
Acquisition costs—affiliate	—	—	—	—	(1)	1	—	—	—	—	—
Depreciation, accretion and amortization expense	—	—	—	—	(434)	434	—	—	—	—	—
Management service costs	(108)	—	—	(108)	—	(27)	—	(27)	—	—	(135)
Interest expense—borrowings	(682)	—	—	(682)	—	(290)	(29)	(319)	—	—	(1,001)
Share of earnings from equity-accounted investments	11	—	—	11	—	—	—	—	18	—	29
Foreign exchange and unrealized financial instrument loss	(33)	—	—	(33)	—	(39)	—	(39)	—	—	(72)
Depreciation	(798)	—	—	(798)	—	(423)	(69)	(492)	—	—	(1,290)
Other	(91)	—	—	(91)	—	(153)	49	(104)	—	—	(195)
Other expenses (income):
Interest expense, net	—	—	—	—	(298)	298	—	—	—	—	—
Loss on modification and extinguishment of debt, net	—	—	—	—	(27)	27	—	—	—	—	—
Gain on foreign currency exchange, net	—	—	—	—	13	(13)	—	—	—	—	—
Gain on sale of renewable energy facilities	—	—	—	—	2	(2)	—	—	—	—	—
Other income, net	—	—	—	—	2	(2)	—	—	—	—	—
Income tax recovery (expense)							—
Current	(65)	—	—	(65)	—	7	(12)	(5)	—	—	(70)
Deferred	14	—	—	14	—	(19)	25	6	(2)	—	18
Income tax (expense) benefit	—	—	—	—	(12)	12	—	—	—	—	—

	$(51)	$—	$—	$(51)	$(12)	$—	$13	$1	$(2)	$—	$(52)

Net income	$273	$—	$—	$273	$(207)	$—	$14	$(193)	$16	$—	$96

Unaudited Pro Forma Condensed Combined Statement of Operations (Continued)

(MILLIONS, EXCEPT PER UNIT DATA) Year ended December 31, 2019	BEP	Share capital	Transaction fees	Special Distribution	TERP (U.S. GAAP)	Reclassification to conform presentation	IFRS Adjustments	TERP (IFRS)	Reversal of equity- accounted investment	TERP acquisition	Transactions pro forma
Net income attributable to:		(3)	(6)				(2)		(5)	(4)
Redeemable non-controlling interests	$—	$—	$—	$—	$(12)	$12	$—	$—	$—	$—	$—
Non-controlling interests	—	—	—	—	(46)	46	—	—	—	—	—
Class A common stockholders	—	—	—	—	(149)	149	—	—	—	—	—
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	262	—	—	262	—	(164)	26	(138)	—	72	196
General partnership interest in a holding subsidiary held by Brookfield	—	—	—	—	—	—	—	—	—	(1)	(1)
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(25)	5	—	(20)	—	(18)	(5)	(23)	7	(16)	(52)
Participating non-controlling interests – BEPC	—	(12)	—	(12)	—	—	—	—	—	(33)	(45)
Preferred equity	26	—	—	26	—	—	—	—	—	—	26
Preferred limited partners’ equity	44	—	—	44	—	—	—	—	—	—	44
Limited partners’ equity	(34)	7	—	(27)	—	(25)	(7)	(32)	9	(22)	(72)

Net Income	$273	$—	$—	$273	$(207)	$—	$14	$(193)	$16	$—	$96

Earnings per BEP unit
Weighted-average number of BEP units outstanding	178.9	178.9	—	178.9	—	178.9	178.9	178.9	178.9	182.9	182.9
Basic and diluted earnings per BEP unit	$(0.19)	$0.04	$—	$(0.15)	$—	$(0.14)	$(0.04)	$(0.18)	$0.05	$(0.11)	$(0.39)

12

NOTES TO THE UNAUDITED PRO FORMA

FINANCIAL STATEMENTS OF BEP

(1)	BASIS OF PRESENTATION

The information in the Unaudited Pro Forma Condensed Combined Statement of Operating Results for the three months ended March 31, 2020, and for the year ended December 31, 2019 gives effect to the BEP Transactions as if they occurred on January 1, 2019. The information in the Unaudited Pro Forma Condensed Combined Statement of Financial Position as at March 31, 2020 gives effect to the BEP Transactions as if they had been consummated on March 31, 2020.

As of March 31, 2020, BAM controlled BEP through ownership of the general partner and directed the vote of approximately 62% of the class A common stock of TERP. Therefore, in the Common Control Acquisition, the net assets of TERP were combined with those of BEP at their historical carrying amounts in the consolidated accounts of BAM and the companies are presented on a combined basis for historical periods because they were under common control for all periods presented. The Unaudited Pro Forma Financial Statements reflect this presentation for all periods presented.

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these Unaudited Pro Forma Financial Statements are those that are set out in the BEP’s consolidated financial statements included in BEP’s annual report on Form 20-F dated February 28, 2020 for the fiscal year ended December 31, 2019, as amended by Amendment No. 1 thereto dated March 18, 2020 and filed under BEP’s profile on SEDAR at www.sedar.com on March 18, 2020.

All financial data in these Unaudited Pro Forma Financial Statements are presented in millions of U.S. dollars unless otherwise indicated.

While BEP prepares its financial statements under IFRS, TERP’s financial statements have been prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Consequently, the consolidated financial statements for TERP have been reconciled to IFRS from U.S. GAAP for material accounting policy differences.

Material differences in accounting policies for the historical period presented resulting in adjustments to TERP’s results reported under U.S. GAAP include the following:

•

Under the revaluation model, property, plant, and equipment are measured at fair value subsequent to initial recognition on the consolidated statement of financial position. Increases in the fair value of the property, plant and equipment are recorded in revaluation surplus within the statement of other comprehensive income. Decreases in the fair value of property, plant and equipment are recorded in other comprehensive income, to the extent that surplus exists, and to the income statement thereafter.

•

Similarly, certain revenue contracts that are capitalized as intangible assets under U.S. GAAP are included in the revaluation of property, plant and equipment on the basis that a ‘legal linkage’ could be established between the revenue contract and the power-generating facility such that the revenue contract would be unable to be satisfied with anything except the physical delivery of electricity and/or other services from the associated power-generating facility.

•

The equity in net assets of TERP that is attributable to partners in a tax equity structure that is presented as non-controlling interest under U.S. GAAP is classified as a liability under IFRS and measured at fair value subsequent to initial recognition on the consolidated statements of financial position. Changes to the fair value of the liability are recorded in the income statement.

•

Differences in the valuation of asset retirement obligations under U.S. GAAP and IFRS arise due to the differences in treatment of changes in cost estimates and discount rates associated with asset retirement obligations.

•	Differences in the valuation of certain other assets and liabilities due to the application of IFRS acquisition accounting when the TERP business was acquired by BAM.

•	Deferred tax provisions are adjusted to reflect the differences in the carrying value of assets and liabilities under IFRS with taxable temporary differences and deductible temporary differences.

(3)	SHARE CAPITAL

Prior to the special distribution, BEPC acquired certain of BEP’s subsidiaries which hold renewable power assets in the United States, Brazil and Columbia (the “Business”), which excludes a 10% interest in certain Brazilian and Colombian operations which will be retained by a subsidiary of BEP through its ownership of 10% of the common shares of BRP Bermuda Holdings I Limited. The 10% portion of the Business retained by a subsidiary of BEP is presented as “Participating non-controlling interests—in a holding company” in BEPC’s Unaudited Pro Forma Condensed Combined Statement of Financial Position as at March 31, 2020.

Immediately after the transfer of the Business, BEPC’s capital structure will be comprised of BEPC exchangeable shares, class B multiple voting shares of BEPC (“BEPC class B shares”) and class C non-voting shares of BEPC (“BEPC class C shares”). BEPC exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a BEP unit (subject to adjustment in the event of certain dilutive or other capital events by BEPC or BEP). BEPC has the option to satisfy the exchange either by delivering a BEP unit or the cash equivalent.

The special distribution resulted in the issuance of approximately 77.8 million BEPC exchangeable shares. All BEPC class B shares and BEPC class C shares are held by BEP.

BEP may elect to satisfy the BEPC exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of BEP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEP). The effect of the special distribution on BEP’s financial statements is such that the BEPC exchangeable shares will be classified as non-controlling interests within the consolidated financial statements of BEP on the basis that these BEPC exchangeable shares represent equity in a subsidiary not attributable, directly or indirectly, to the parent, being BEP.

(4)	TERP ACQUISITION

Each public TERP share was acquired for either 0.47625 of a BEPC exchangeable share or 0.47625 of a BEP unit, at the election of holders of TERP Shares. Upon closing of the TERP Acquisition, BEP acquired an aggregate of 8,471,328 TERP shares in exchange for the issuance by BEP of 4,034,469 BEP units to such holders of TERP shares and BEPC acquired an aggregate of 77,764,286 TERP shares in exchange for the issuance by BEPC of an aggregate of 37,035,241 BEPC exchangeable shares to such holders of TERP shares.

Following completion of the TERP acquisition, TERP is owned as to 47% by BAM and as to 53% by BEP (including through BEP’s ownership in BEPC), and BEP has and indirect 67% economic interest. Concurrent with the closing of the TERP acquisition, (i) an indirect subsidiary of BAM entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP shares owned by BAM, and (ii) BEP and BRELP entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP shares controlled by BEP. As a result, BEPC (and therefore BEP) controls TERP and consolidate it from an accounting point of view.

(5)	REVERSAL OF EQUITY-ACCOUNTED INVESTMENT

As a result of the Common Control Acquisition, BEP’s investment in TERP will be consolidated and the previously recognized equity-accounted investment will be reversed and the deferred tax provisions are adjusted to reflect the investment on a consolidated basis.

(6)	TRANSACTION FEES

The pro forma adjustments include provisions for transaction fees associated with the special distribution and the transfer of the Business to BEPC. As the transaction costs are non-recurring, the transaction costs of $6 million are recorded in equity.

The adjustment to reflect the tax effects of the transaction fees is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of the pro forma adjustments has the effect of increasing deductible temporary differences.